

August 18, 2016

John J. Suydam
Aspen Merger Sub, Inc.
c/o Apollo Management VIII, L.P.
9 West 57th Street, 43rd Floor
New York, New York 10019

> **Re:** **Outerwall Inc.**
> **Schedule TO-T Filed by Aspen Merger Sub, Inc., et al.**
> **Amendment No. 1 to Schedule TO-T**
> **Filed August 5, 2016**
> **Amendment No. 2 to Schedule TO-T**
> **Filed August 9, 2016**
> **Amendment No. 3 to Schedule TO-T**
> **Filed August 15, 2016**
> **File No. 005-52865**

Dear Mr. Suydam:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T filed August 5, 2016, as amended

1. The cove page of the Schedule TO only identifies Aspen Parent, Inc. as the "Parent of Offeror" and Apollo Management VII, L.P. as "Other Person." General Instruction K.(1) of Schedule TO, codified in Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. The Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, also has not expressly identified Aspen Parent, Inc. and Apollo Management VIII, L.P., as a bidder in the purchase of Outerwall shares. Please revise the cover page of the Schedule TO and the Offer to Purchase to clarify that Aspen Parent, Inc. and Apollo Management VIII, L.P., are offerors and bidders as defined in Rule 14d-1(g)(2), respectively, or advise.

Exhibit (a)(1)(A) – Offer to Purchase

Terms of the Offer, page 13

2. We note the statement that any extension, waiver or amendment of the offer will be followed "as promptly as practicable" by public announcement if required. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Acceptance for Payment and Payment for Shares, page 15

3. We note the disclosure indicating that you will pay for securities tendered "as promptly as practicable" following expiration of the offer. Please revise this statement throughout the Offer to Purchase so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Conditions of the Offer, page 57

4. We note disclosure that the failure by Parent or the Offeror to exercise any of the conditions shall not be deemed a waiver of any such right and may be asserted at any time from time to time. To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

Miscellaneous, page 62

5. Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the filing persons are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. Please revise consistent with Rule 14d-10(a)(1), or advise. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from each of the offerors acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266, if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Taurie M. Zeitzer
        Paul, Weiss, Rifkind, Wharton & Garrison LLP